

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Wasef Jabsheh
Chairman of the Board and Chief Executive Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194 , Jordan

   Re: International General Insurance Holdings Ltd.
     Form 20-F/A for the Fiscal Year Ended December 31, 2020
     Filed October 20, 2021
     File No. 001-39255

Dear Mr. Jabsheh:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance